PAYROLL4FREE.COM

Hi <<First Name>>,

I would like to tell you about a unique opportunity that I wish to extend to you as a valued client or friend of Payroll4Free.com.

As you already know, we just launched our new Wefunder campaign a few days ago ("friends and family" only; not yet published on the Wefunder portal), and **we have already surpassed the $50,000 minimum target** required before we are able to file Form C. This means that it will likely go public on the Wefunder portal for the hundreds of thousands of registered investors before our originally expected date of September 6th.

Wefunder has a requirement for us to select a "Lead Investor" who will act on behalf of all other investors in this campaign, and **I would like to offer you the opportunity to be considered for this honorary position**. To qualify, you should be excited about our future and prepared to invest a reasonably substantial amount in this campaign. You should also be enthusiastic to reach out to your personal contacts to introduce them to this investment opportunity.

There may be a future financial incentive to becoming the Lead Investor, but I hope that the thrill of being directly involved with our growth would be the real motivation. To see Wefunder's FAQ's about what's involved in being the Lead Investor, click here.

We can only select one investor to be our Lead. If you are interested in serving as our Lead Investor, please schedule a quick call to discuss this opportunity with me by clicking here.

Thanks so much,
Mike

Required SEC language until Form C is filed:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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